EXHIBIT 99.4

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN



1. Name of company

BRIGHT STATION PLC

2. Name of scheme

THE 1994 UNAPPROVED EXECUTIVE SHARE OPTION SCHEME

3. Period of return:     From 23/04/2000 to 23/10/2000


4. Number and class of shares(s)
   (amount of stock/debt security)
   not issued under scheme

94,410 ORDINARY SHARES OF ONE PENCE

5. Number of shares issued/allotted
   under scheme during period

NIL

6. Balance under scheme not yet issued/allotted at end of period

94,410

7. Number and class of share(s)
   (amount of stock/debt securities)
   originally listed and the date of admission

700,000 ORDINARY SHARES ON 23/10/1996

Please confirm total number of shares in issue at the end of the period in order for us to update our records

172,614,502 ORDINARY SHARES OF ONE PENCE

Contact for queries:

Address: BRIGHT STATION PLC, THE COMMUNICATIONS BUILDING, 48 LEICESTER SQUARE,
         LONDON WC2H 7DB

Name:    JONATHAN BALL

Telephone: 020 7925 7698